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Adam M. Freiman
Direct Dial: 212-556-2264
Direct Fax: 212-556-2222
afreiman@kslaw.com
November 13, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic, Attorney-Advisor
Office of Mergers and Acquisitions
Telephone Number: (202) 551-3503
Facsimile Number: (202) 772-8203

Re:	iPCS, Inc.
Schedule TO-T of Sprint Nextel Corporation
Filed on October 28, 2009
File No. 005-80001
Ladies and Gentlemen:
     Sprint Nextel Corporation and Ireland Acquisition Corporation (together, “Sprint Nextel”) have received the Staff’s comments relating to the Schedule TO-T filed on October 28, 2009 (the “Schedule TO”) contained in the Staff’s letter of November 5, 2009 (the “Comment Letter”). We responded to the Staff’s Comment 1 in a letter filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2009. This letter includes Sprint Nextel’s revised response to Comment 1 in light of the comments provided by the Staff in a telephone call on November 12, 2009 as well as Sprint Nextel’s responses to the remainder of the Staff’s comments contained in the Comment Letter. Unless otherwise noted, the terms used herein have the meanings assigned to them in the Schedule TO and the Offer to Purchase filed as an exhibit thereto (the “Offer to Purchase”). We are delivering with this letter Amendment No. 1 to the Schedule TO (which is also being transmitted by EDGAR).

Securities and Exchange Commission
November 13, 2009

General
     Staff’s Comment 1: We note the pre-existing, exclusive business affiliation between iPCS and Sprint Nextel. Please provide a detailed legal analysis regarding the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to this transaction. See the definition of “affiliate” in Rule 13e-3(a)(1) and footnote 28 in SEC Release No. 34-17719 (April 13, 1981).
     Response: Sprint Nextel respectfully advises the Staff that, in connection with the tender offer conducted pursuant to the Schedule TO (the “Offer”), it reviewed Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Release No. 34-17719 (April 13, 1981) and considered whether the actions taken and proposed to be taken by Sprint Nextel constitute a “Rule 13e-3 transaction” thereunder. For the reasons discussed below, Sprint Nextel concluded that Rule 13e-3 was not applicable to the Offer.
     For Rule 13e-3 to be applicable to the Offer, Sprint Nextel would have to be an “affiliate” of iPCS, Inc. (“iPCS”), as that term is defined in Rule 13e-3(a)(1). An “affiliate of an issuer” is defined in Rule 13e-3(a)(1) as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The determination of whether a person is in control of an issuer depends on all of the facts and circumstances of a particular relationship. Footnote 28 of SEC Release No. 34-17719 states that, for purposes of Rule 13e-3, the existence of a control relationship with a person does not turn solely on the ownership of any specific percentage of securities, but rather on whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.
     Sprint Nextel does not have a control relationship with iPCS through the ownership of voting securities. At the commencement of the Offer, Sprint Nextel did not own any shares of iPCS. For purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the stockholders agreement described in the Offer to Purchase (the “Stockholders Agreement”), Sprint Nextel may be deemed to beneficially own 1,558,136 shares of common stock, par value $0.01 per share, of iPCS (“iPCS Common Stock”), representing approximately 9.4% of the issued and outstanding shares of iPCS Common Stock (based on representations of iPCS provided as of October 18, 2009 and October 23, 2009). However, Sprint Nextel has disclaimed beneficial ownership of such shares. Even if Sprint Nextel were determined to be the beneficial owner of these shares of iPCS Common Stock, such shares are irrelevant for a control determination as the voting agreement in the Stockholders Agreement applies only to meetings or written consents in connection with the approval of the Merger Agreement, the Merger or any other Acquisition Proposal. Accordingly, Sprint Nextel lacks sufficient control through the ownership of voting securities to elect a majority of the directors of iPCS or to direct the management and policies of iPCS prior to the completion of the Offer.
     Furthermore, for the reasons set forth below, Sprint Nextel does not have a control relationship with iPCS by contract or otherwise:

Securities and Exchange Commission
November 13, 2009

•	Pursuant to the affiliation agreements between Sprint Nextel and iPCS (which are described in more detail below), iPCS owns and operates its own wireless personal communications services network in its territory in compliance with FCC license requirements. iPCS sells its services, using the Sprint brand name, much like any other distributor relationship in which the distributor sells services in a defined territory using a brand name established and supported by the counterparty to the contractual relationship. iPCS has the contractual right to be the exclusive provider of wireless mobility communications services for Sprint Nextel in 81 markets, including markets in Illinois, Michigan, Pennsylvania, New York, Indiana, Iowa, Ohio and Tennessee and may use the Sprint brand name. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission by iPCS on November 3, 2009, iPCS’s licensed territory had a total population of approximately 15.1 million residents, of which its wireless network covered approximately 12.7 million residents, and iPCS managed approximately 720,100 subscribers as of September 30, 2009.

As described in Section 10, “Background of the Offer and Merger; Contacts with the Company — Commercial Contacts,” of the Offer to Purchase, iPCS not only generates revenues from the subscribers it manages for Sprint Nextel in its territory, but also from providing access to its network to Sprint Nextel’s wholesale customers in iPCS’s territory and to Sprint Nextel’s retail customers who reside outside of iPCS’s territory but roam into that territory. These revenues are based on actual usage by these customers. Sprint Nextel paid iPCS a total of approximately $231.0 million in the period from October 1, 2007 through September 30, 2009 (the two-year period ending prior to the filing of the Schedule TO). Although these payments represent a significant revenue source for iPCS, they did not exceed 22% of iPCS’s total revenue in its fiscal year ended December 31, 2008 or the nine months ended September 30, 2009. Pursuant to the affiliation agreements, iPCS also makes payments to Sprint Nextel, including for the use of Sprint Nextel’s network by customers in iPCS’s territory who roam into Sprint Nextel’s territory and the provision of back office administrative services. iPCS paid Sprint Nextel a total of approximately $307.3 million in the period from October 1, 2007 through September 30, 2009 (the two-year period ending prior to the filing of the Schedule TO). These payments did not exceed 31% of iPCS’s operating expenses in its fiscal year ended December 31, 2008 or the nine months ended September 30, 2009.

•	The affiliation agreements consist of a management agreement, a services agreement and two trademark and service mark license agreements between various subsidiaries of Sprint Nextel and iPCS, as described in more detail below:

Securities and Exchange Commission
November 13, 2009

–	Under the management agreements, through its three operating subsidiaries, iPCS has agreed to own, construct and manage a wireless personal communications services network in its territory in compliance with FCC license requirements and other technical requirements contained in the management agreements; distribute Sprint PCS products and services; use Sprint Nextel’s and its own distribution channels in its territory; conduct advertising and promotion activities in its territory; and manage that portion of the wireless subscriber base assigned to its territory. Sprint Nextel has the right to monitor the wireless personal communications services network operations of iPCS and the right to access its network, including the right to test and monitor any of its facilities and equipment.

–	The services agreements outline the terms and conditions upon which Sprint Nextel performs various back office services for iPCS for an additional fee, including services relating to billing, customer care, collections, subscriber activation and credit verification.

–	Under the trademark and service mark license agreements, iPCS is granted a non-transferable license to use, at no additional cost to iPCS, the Sprint and Sprint PCS brand names and several other U.S. trademarks and service marks on Sprint PCS products and services.
A complete description of these agreements is provided in Section 10, “Background of the Offer and Merger; Contacts with the Company — Commercial Contacts,” of the Offer to Purchase. These agreements govern service-related and customer-focused functions performed by and delivered to each of Sprint Nextel and iPCS, and the payment of various fees therefor, and do not give Sprint Nextel the ability to direct or cause the direction of the management and policies of iPCS as a whole.

•	The affiliation agreements are third-party agreements which were negotiated on an arms-length basis by sophisticated parties. In light of the extensive investments iPCS contemplated incurring in order to build its wireless network, the negotiations of each of the affiliation agreements were also extensive and occurred over the course of several months. Each of Sprint Nextel and iPCS engaged independent counsel to represent them in the negotiation of these agreements. During the negotiations, both parties asserted substantial positions and comments in order to obtain the most advantageous terms for the benefit of their respective stockholders. In addition, there were a number of meetings between business principals to discuss the terms of each affiliation relationship. A number of drafts were exchanged by the parties over the course of the negotiation process, and the parties participated in numerous meetings and telephone calls to discuss the terms of the agreements. The results of these negotiations were final agreements that are mutually beneficial to Sprint

Securities and Exchange Commission
November 13, 2009

Nextel, iPCS and their respective stockholders. As discussed in detail below, iPCS has initiated a number of lawsuits against Sprint Nextel in connection with the terms of these agreements.

•	Sprint Nextel has had similar relationships, and been party to similar agreements, with other entities in other territories. Although Sprint Nextel, iPCS and these other entities have referred to iPCS and such other entities for branding purposes as “PCS Affiliates” in public statements and internal communications, the use of this term has never been intended by Sprint Nextel or any other entity to connote an “affiliate” relationship within the meaning of the Exchange Act or any other legal definition of the term.

•	Sprint Nextel does not have a representative on iPCS’s board of directors or management team, nor is it entitled to such representation.

•	Sprint Nextel and iPCS (including various of their respective subsidiaries) have been engaged in litigation with each other since 2005. A complete description of this litigation, comprised of a number of lawsuits in different courts and relating to various matters, is disclosed in Section 10, “Background of the Offer and Merger; Contacts with the Company — Certain Litigation,” of the Offer to Purchase. If Sprint Nextel were able to direct the management and policies of iPCS at any time, it would not have permitted iPCS to bring suit against it nor would it have permitted iPCS to continue pursuing the various lawsuits, which have required Sprint Nextel to commit a large amount of resources and to incur substantial expenses, over the course of a number of years. Only after extensive arms-length negotiations with respect to this litigation and the proposed Offer and Merger did the parties enter into a settlement agreement to stay this litigation.

•	As described in Section 10, “Background of the Offer and Merger; Contacts with the Company — Background of the Offer/Merger,” of the Offer to Purchase, Sprint Nextel previously proposed an acquisition of iPCS on more than one occasion, including in late 2008. Sprint Nextel’s proposal in late 2008 was rejected by the board of directors of iPCS on the basis that it undervalued iPCS and did not serve as the basis for further discussion or merit a specific counterproposal. If Sprint Nextel were able to direct the management and policies of iPCS, it would not have permitted iPCS to reject this proposal.
     Based on the foregoing, Sprint Nextel concluded that it does not have the ability, directly or indirectly, to direct or cause the direction of the management and policies of iPCS, whether through the ownership of voting securities, by contract or otherwise, and that therefore it is not an affiliate of iPCS within the meaning of Rule 13e-3. Consequently, Sprint Nextel believes that Rule 13e-3 is not applicable to the Offer. Further, Sprint Nextel believes that the Merger

Securities and Exchange Commission
November 13, 2009

contemplated by the Merger Agreement, if consummated subsequent to the completion of the Offer, will meet the requirements of Rule 13e-3(g)(1) and will therefore not be subject to the application of Rule 13e-3.
Acceptance for Payment and Payment of Shares, page 10
     Staff’s Comment 2: You state that, if any tendered shares are not accepted for payment for any reason, or if certificates are submitted for more shares than are tendered, certificates evidencing unpurchased or untendered shares will be returned to the tendering stockholder “as promptly as practicable” following the expiration or termination of the offer. Rule 14e-1(c) requires such shares to be returned promptly after the termination. Please revise your disclosure accordingly.
     Response: In response to the Staff’s comment, we have revised our disclosure in Item 4 of the Schedule TO and in the section entitled “2. Acceptance for Payment and Payment of Shares” in the Offer to Purchase to state that any unpurchased or untendered Shares will be returned promptly after the expiration or termination of the Offer.
     Staff’s Comment 3: We note that the offeror reserves the right to transfer or assign the right to purchase the shares tendered pursuant to the offer. Please confirm your understanding that any entity to which the offeror assigns the right to purchase shares in the offer must be included as a bidder in the offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the terms of the offer.
     Response: We respectfully confirm Sprint Nextel’s understanding that any entity to which the Offeror assigns the right to purchase Shares in the Offer must be included as a bidder in the Offer and that adding additional bidders may require Sprint Nextel to disseminate additional offer materials and to extend the terms of the Offer.
iPCS Projected Financial Data, page 18
     Staff’s Comment 4: You appear to have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.
     Response: Sprint Nextel respectfully advises the Staff that it has reviewed the information disclosed under the caption “iPCS Projected Financial Data” in the section entitled “7. Certain Information Concerning the Company” in the Offer to Purchase (the “iPCS Projections”) in light of Rule 100(a) of Regulation G. For the reasons discussed below, Sprint Nextel concluded that additional disclosure pursuant to Rule 100(a) of Regulation G is not required.

Securities and Exchange Commission
November 13, 2009

     Sprint Nextel included the iPCS Projections in the Offer to Purchase because this information was used for purposes of presentations made to the board of directors of Sprint Nextel in connection with its approval of the Merger Agreement, the Offer and the Merger. For that reason, Sprint Nextel determined that this information might be deemed to be material to stockholders of iPCS. The disclosure of the iPCS Projections is, in this context, analogous to the summaries of reports that are contained in filings with the Commission concerning business combinations pursuant to Item 1015 of Regulation M-A. In each case, the presentation is a factual presentation of the information that was received and considered by the particular parties, and the risk of investor confusion is minimal. The Sprint Nextel board of directors did not receive any reconciliation relating to iPCS Projections and, accordingly, the inclusion of such information in the Offer to Purchase would be inconsistent with the information on which the Sprint Nextel board of directors based its evaluation of the transaction. Furthermore, any non-GAAP financial measures that are included in the iPCS Projections were not disclosed by or on behalf of iPCS (the registrant to which the such financial measures relate) within the meaning of Rules 100(a) and 101(a)(1) of Regulation G, but were disclosed by Sprint Nextel Corporation and Ireland Acquisition Corporation, as third parties, in their filing with the Commission. This disclosure was provided based upon what Sprint Nextel perceived was potentially an obligation to disclose material, non-public information that it had received in connection with its due diligence process, which was used in connection with the evaluation of the transaction by its board of directors. Based on the foregoing, Sprint Nextel believes that it has made adequate disclosure of the iPCS Projections as currently presented in the Offer to Purchase.
     Moreover, Sprint Nextel believes that this analysis is consistent with the types of disclosure that Regulation G was intended to cover. In the Commission’s release proposing Regulation G (Release No. 34-46769) (the “Proposing Release”), the Commission indicated that it was concerned with the disclosure by a company of its own measures of performance. In this release, the Commission quoted a prior Accounting Series Release No. 142, which stated the following: “If accounting net income computed in conformity with generally accepted accounting principles is not an accurate reflection of economic performance for a company or any industry, it is not an appropriate solution to have each company independently decide what the best measure of its performance should be and to present that figure to its shareholders as Truth.” In this case, not only are the iPCS Projections not a measure of Sprint Nextel’s performance, but such information was disclosed only to provide iPCS stockholders the benefit of information obtained by Sprint Nextel as part of its due diligence process — and used in connection with the evaluation of the transaction by Sprint Nextel’s board of directors — in order for the stockholders to make an informed decision as to whether to tender their iPCS shares in the Offer. In addition, we note that in the Proposing Release the Commission further stated that the Commission and Congress were specifically concerned that the use by public companies of financial information presented on a basis other than GAAP could be manipulative or misleading. In this case, Sprint Nextel disclosed the iPCS Projections without alteration and solely to enhance the ability of iPCS stockholders to evaluate the terms of the Offer. We respectfully submit that these were not the circumstances that Regulation G was intended to address.

Securities and Exchange Commission
November 13, 2009

The Merger Agreement, the Stockholders Agreement..., page 27
     Staff’s Comment 5: We note your statement that the merger agreement is described “only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Sprint Nextel or their respective businesses.” Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.
     Response: In response to the Staff’s comment, we have revised our disclosure in Item 11 of the Schedule TO and in the section entitled “11. The Merger Agreement, the Stockholders Agreement, the Settlement Agreement and the Confidentiality Agreement” in the Offer to Purchase to delete the sentence containing the phrase identified in the Staff’s comment in order to remove any implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.
Conditions of the Offer, page 40
     Staff’s Comment 6: You state that offer conditions may be asserted by Sprint Nextel or iPCS regardless of the circumstances giving rise to any such condition. This disclosure suggests that actions or inactions by Sprint Nextel or iPCS may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of Sprint Nextel or iPCS.
     Response: In response to the Staff’s comment, we have revised our disclosure in Item 4 of the Schedule TO and in the section entitled “15. Conditions of the Offer” in the Offer to Purchase to remove any implication that the conditions may be triggered at the election of Sprint Nextel or the Offeror and to state that the ability of Sprint Nextel or the Offeror to assert or waive a condition is subject to the applicable rules and regulations of the Commission.
* * * * *
     Sprint Nextel hereby acknowledges the following:
•	Sprint Nextel is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Sprint Nextel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (212) 556-2264.
     Thank you for your assistance.
Very truly yours,
/s/ Adam M. Freiman
Adam M. Freiman

cc:	Ms. Peggy Kim
     United States Securities and Exchange Commission

Mr. Charles R. Wunsch
Mr. John W. Chapman
Mr. Todd Barfield
Mr. Stefan K. Schnopp
     Sprint Nextel Corporation

Mr. Michael J. Egan
King & Spalding LLP